                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


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            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                      THE INVESTMENT COMPANY ACT OF 1940
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                       KOBRICK-CENDANT INVESTMENT TRUST
                          (Exact Name of Registrant)

                           NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 28th day of January, 1998.

                                              KOBRICK-CENDANT INVESTMENT TRUST



                                              By:      /s/ Frederick R. Kobrick
                                                 ------------------------------
                                                 Its:  President
ATTEST:

      /s/ Richard Goldman
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Name:  Richard Goldman
Title: Secretary